FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of January 2013

Commission File Number: 1-07952

KYOCERA CORPORATION

6, Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ SHOICHI AOKI
Shoichi Aoki
Director,
Managing Executive Officer and
General Manager of
Corporate Financial and Business Systems
Administration Group

Date: January 31, 2013

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Consolidated Financial Results of Kyocera Corporation and its Subsidiaries for the Nine Months Ended December 31, 2012

Consolidated Financial Results of Kyocera Corporation and its Subsidiaries

for the Nine Months Ended December 31, 2012

The consolidated financial information is prepared in accordance with accounting principles generally accepted in the United States of America.

1. Consolidated Financial Results for the Nine Months Ended December 31, 2012

(1) Consolidated results of operations					(% of change from previous period)
	Net sales		Profit from operations		Income before income taxes		Net income attributable to shareholders of Kyocera Corporation
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
Nine Months ended December 31, 2012	926,524	4.6	51,234	(42.0)	68,882	(32.9)	44,970	(37.6)
Nine Months ended December 31, 2011	885,389	(7.5)	88,373	(26.2)	102,604	(22.9)	72,110	(23.1)

(Note) Comprehensive income:

95,546 million yen for the nine months ended December 31, 2012, 156.7% of change from previous period

37,225 million yen for the nine months ended December 31, 2011, (18.0%) of change from previous period

	Net income attributable to shareholders of Kyocera Corporation per share -Basic	Net income attributable to shareholders of Kyocera Corporation per share -Diluted
	Yen	Yen
Nine Months ended December 31, 2012	245.15	245.15
Nine Months ended December 31, 2011	393.07	393.07

(2) Consolidated financial condition

	Total assets	Total equity	Kyocera Corporation shareholders’ equity	Kyocera Corporation shareholders’ equity to total assets
	Million yen	Million yen	Million yen	%
December 31, 2012	2,114,320	1,605,604	1,540,811	72.9
March 31, 2012	1,994,103	1,534,241	1,469,505	73.7

2. Dividends

	Dividends per share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Annual
	Yen	Yen	Yen	Yen	Yen
Year ended March 31, 2012	—	60.00	—	60.00	120.00
Year ending March 31, 2013	—	60.00	—	60.00	120.00

(Note) Year-end dividend per share for the year ending March 31, 2013 is the forecast at date of disclosure of this report.

3. Consolidated Financial Forecasts for the Year Ending March 31, 2013

(% of change from previous year)

	Net sales		Profit from operations		Income before income taxes		Net income attributable to shareholders of Kyocera Corporation		Net income attributable to shareholders of Kyocera Corporation per share
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Year ending March 31, 2013	1,280,000	7.5	73,000	(25.3)	91,500	(20.4)	57,000	(28.2)	310.72

Forecast of earnings per share attributable to shareholders of Kyocera Corporation is computed based on the diluted average number of shares outstanding during the nine months ended December 31, 2012.

(Notes)

(1) Increase or decrease in significant subsidiaries during the nine months ended December 31, 2012: None.

(2) Adoption of concise quarterly accounting method or procedure: None.

(3) Changes in accounting policies:

(i) Changes due to adoption of new accounting standards: Please refer to the accompanying “2. OTHER INFORMATION” on page 12.

(ii) Changes due to other than adoption of new accounting standards: None.

(4) Number of shares (common stock):

(i) Number of shares issued:

191,309,290 shares at December 31, 2012	191,309,290 shares at March 31, 2012

(ii) Number of treasury stock:

7,868,129 shares at December 31, 2012	7,865,370 shares at March 31, 2012

(iii) Average number of shares outstanding:

183,442,420 shares for the nine months ended December 31, 2012	183,453,025 shares for the nine months ended December 31, 2011

Presentation of Situation of Review Procedure

The consolidated financial information included in this report is out of scope of review procedure under the Financial Instruments and Exchange Law of Japan. Review procedure under the Financial Instruments and Exchange Law of Japan has not been completed at the date of disclosure of this report.

Instruction for Forecasts and Other Notes

Cautionary Statement for Forecasts:

With regard to forecasts set forth above, please refer to the accompanying “Forward-Looking Statements” on page 11.

Accompanying Information

1. BUSINESS RESULTS, FINANCIAL CONDITION AND PROSPECTS

(1) Business Results for the Nine Months Ended December 31, 2012

Economic Situation and Business Environment

During the nine months ended December 31, 2012 (“the nine months”), despite increases in personal consumption and public investment, the economic environment in Japan weakened from the three months ended December 31, 2012 as a slowdown in overseas economies led to sluggish growth in exports. With respect to the overseas economic environment, the U.S. economy expanded moderately on the back of growth in personal consumption and recovery in housing investment. On the other hand, the European economy remained in a recessionary phase due to the impact of the financial crisis. Slowdown in the Chinese economy intensified due mainly to weakening exports.

The digital consumer equipment market, which is the principal market for Kyocera Corporation and its consolidated subsidiaries (“Kyocera Group” or “Kyocera”), was slow overall as shipment volume declined for conventional mobile phone handsets, PCs and flat-screen TVs despite growing demand for smartphones and tablet PCs compared with the nine months ended December 31, 2011 (“the previous nine months”). In contrast, demand for solar power generation systems increased rapidly in the solar energy market in Japan due to the introduction of the feed-in tariff for renewable energy in July 2012.

Consolidated Financial Results

Average exchange rates for the nine months were ¥80 to the U.S. dollar, marking depreciation of ¥1 (approximately 1%) from ¥79 for the previous nine months, and ¥102 to the Euro, marking appreciation of ¥9 (approximately 8%) from ¥111 for the previous nine months. As a result of the effect of currency exchange rate fluctuations, net sales and income before income taxes for the nine months were pushed down by approximately ¥5 billion and ¥4 billion, respectively, compared with the previous nine months.

Despite continued harsh conditions in Kyocera’s business environment, characterized in particular by the impact of the currency fluctuations and sluggish growth in component demand, sales increased in the Semiconductor Parts Group and the Applied Ceramic Products Group. In addition, subsidiaries newly consolidated in the previous year ended March 31, 2012, provided a contribution. As a result, consolidated net sales for the nine months increased by ¥41,135 million, or 4.6%, to ¥926,524 million, compared with ¥885,389 million for the previous nine months.

Profit decreased compared with the previous nine months due primarily to the recording at AVX Corporation, a U.S. subsidiary, of a charge of ¥21.3 billion for environmental remediation in New Bedford Harbor, Massachusetts in the U.S. coupled with price erosion in electronic components and the impact of the currency fluctuations. Profit from operations decreased by ¥37,139 million, or 42.0%, to ¥51,234 million, compared with ¥88,373 million for the previous nine months. Income before income taxes decreased by ¥33,722 million, or 32.9%, to ¥68,882 million, compared with ¥102,604 million for the previous nine months, and net income attributable to shareholders of Kyocera Corporation decreased by ¥27,140 million, or 37.6%, to ¥44,970 million, compared with ¥72,110 million for the previous nine months.

	Nine months ended December 31,				Increase (Decrease)
	2011		2012
	Amount	%	Amount	%	Amount	%
	(Yen in millions, except per share amounts and exchange rates)
Net sales	¥885,389	100.0	¥926,524	100.0	¥41,135	4.6
Profit from operations	88,373	10.0	51,234	5.5	(37,139)	(42.0)
Income before income taxes	102,604	11.6	68,882	7.4	(33,722)	(32.9)
Net income attributable to shareholders of Kyocera Corporation	72,110	8.1	44,970	4.9	(27,140)	(37.6)
Diluted earnings per share attributable to shareholders of Kyocera Corporation	393.07	—	245.15	—	—	—
Average US$ exchange rate	79	—	80	—	—	—
Average Euro exchange rate	111	—	102	—	—	—

Consolidated Results by Reporting Segment

1) Fine Ceramic Parts Group

Component demand was down compared with the previous nine months in the industrial machinery market, including for semiconductor fabrication equipment, and in the digital consumer equipment market. As a result, sales and operating profit in this reporting segment decreased compared with the previous nine months.

2) Semiconductor Parts Group

Sales and operating profit in this reporting segment increased compared with the previous nine months due to growth in demand for ceramic packages primarily for smartphones.

3) Applied Ceramic Products Group

Sales in this reporting segment increased compared with the previous nine months due to sales growth in the solar energy business supported by growing demand in Japan as well as sales growth in the cutting tool business. Operating profit increased significantly due to increased sales and cost reductions in the solar energy business.

4) Electronic Device Group

Sales in this reporting segment increased compared with the previous nine months due to sales contribution from Kyocera Display Corporation. An operating loss was recorded, however, due primarily to the recording of the environmental remediation charge at AVX Corporation.

5) Telecommunications Equipment Group

Despite strong sales of smartphones in Japan and overseas, sales in this reporting segment decreased compared with the previous nine months due to a decline in sales of conventional mobile phone handsets in Japan. Operating profit increased compared with the previous nine months, however, due to an improvement in profitability in overseas business.

6) Information Equipment Group

Sales in this reporting segment decreased slightly compared with the previous nine months due to the impact of the yen’s appreciation against the Euro despite an increase in sales in key markets overseas on a local currency basis which resulted from new product introductions and vigorous sales expansion activities. Operating profit decreased compared with the previous nine months due mainly to the impact of the yen’s appreciation against the Euro.

7) Others

Sales and operating profit in this reporting segment increased compared with the previous nine months due primarily to an increase in sales at Kyocera Communication Systems Co., Ltd.

Net Sales by Reporting Segment

	Nine months ended December 31,				Increase (Decrease)
	2011		2012
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥61,346	6.9	¥56,937	6.1	¥(4,409)	(7.2)
Semiconductor Parts Group	117,733	13.3	127,362	13.8	9,629	8.2
Applied Ceramic Products Group	133,600	15.1	136,726	14.8	3,126	2.3
Electronic Device Group	165,360	18.7	207,801	22.4	42,441	25.7

Total Components Business	478,039	54.0	528,826	57.1	50,787	10.6
Telecommunications Equipment Group	136,568	15.4	127,360	13.7	(9,208)	(6.7)
Information Equipment Group	178,967	20.2	178,445	19.3	(522)	(0.3)

Total Equipment Business	315,535	35.6	305,805	33.0	(9,730)	(3.1)
Others	111,265	12.6	115,009	12.4	3,744	3.4
Adjustments and eliminations	(19,450)	(2.2)	(23,116)	(2.5)	(3,666)	—

Net sales	¥885,389	100.0	¥926,524	100.0	¥41,135	4.6

Operating Profit (Loss) by Reporting Segment
	Nine months ended December 31,				Increase (Decrease)
	2011		2012
	Amount	%*	Amount	%*	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥9,618	15.7	¥6,429	11.3	¥(3,189)	(33.2)
Semiconductor Parts Group	22,294	18.9	22,848	17.9	554	2.5
Applied Ceramic Products Group	7,231	5.4	9,906	7.2	2,675	37.0
Electronic Device Group	21,897	13.2	(7,223)	—	(29,120)	—

Total Components Business	61,040	12.8	31,960	6.0	(29,080)	(47.6)
Telecommunications Equipment Group	811	0.6	1,671	1.3	860	106.0
Information Equipment Group	22,607	12.6	15,752	8.8	(6,855)	(30.3)

Total Equipment Business	23,418	7.4	17,423	5.7	(5,995)	(25.6)
Others	5,532	5.0	7,320	6.4	1,788	32.3

Operating profit	89,990	10.2	56,703	6.1	(33,287)	(37.0)
Corporate gains and Equity in earnings of affiliates and unconsolidated subsidiaries	13,394	—	13,350	—	(44)	(0.3)
Adjustments and eliminations	(780)	—	(1,171)	—	(391)	—

Income before income taxes	¥102,604	11.6	¥68,882	7.4	¥(33,722)	(32.9)

*	% to net sales of each corresponding segment

Net Sales by Geographic Area

1) Japan

Sales in Japan for the nine months decreased slightly compared with the previous nine months due primarily to a decline in sales volume of mobile phone handsets, despite sales growth in the solar energy business.

2) Asia

Sales in Asia for the nine months increased compared with the previous nine months due to increased component demand for digital consumer equipment and sales growth in the solar energy business.

3) United States of America

Sales in the United States of America for the nine months increased compared with the previous nine months due to the newly contribution of Kyocera Display Corporation and increased sales in the Telecommunications Equipment Group.

4) Europe

Sales in Europe for the nine months decreased compared with the previous nine months affected by a decline in demand in the solar energy business and the yen’s appreciation against the Euro.

5) Others

Sales in Others for the nine months decreased slightly compared with the previous nine month due primarily to sluggish component demand, despite an increase in sales in the Information Equipment Group.

	Nine months ended December 31,				Increase (Decrease)
	2011		2012
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Japan	¥419,364	47.4	¥413,315	44.6	¥(6,049)	(1.4)
Asia	154,377	17.4	172,023	18.6	17,646	11.4
United States of America	118,861	13.4	157,983	17.0	39,122	32.9
Europe	151,249	17.1	141,863	15.3	(9,386)	(6.2)
Others	41,538	4.7	41,340	4.5	(198)	(0.5)

Net sales	¥885,389	100.0	¥926,524	100.0	¥41,135	4.6

(2) Consolidated Financial Condition

Consolidated Cash Flows

Cash and cash equivalents at December 31, 2012 increased by ¥28,105 million to ¥301,393 million from ¥273,288 million at March 31, 2012.

1) Cash flows from operating activities

Net cash provided by operating activities for the nine months increased by ¥26,881 million to ¥89,095 million from ¥62,214 million for the previous nine months. This was due mainly to cash flow adjustments related to receivables, inventories and other non-current liabilities which exceeded a significant decrease in net income.

2) Cash flows from investing activities

Net cash used in investing activities for the nine months increased by ¥3,167 million to ¥42,346 million from ¥39,179 million for the previous nine months. This was due mainly to that an increase in payment for purchase of available-for-sale securities in addition to decreases in withdrawal of time deposits and certificate of deposits and in proceeds from sales and maturities of available-for-sale and held-to-maturity securities exceeded decreases in acquisitions of time deposits and certificate of deposits and in payment for held-to-maturity securities as well as decreases in acquisitions of business and in payment for purchases of property, plant and equipment.

3) Cash flows from financing activities

Net cash used in financing activities for the nine months decreased by ¥5,279 million to ¥28,156 million from ¥33,435 million for the previous nine months. This was due mainly to decreases in payments of short-term borrowings and long-term debts as well as a decrease in dividends paid.

	Nine months ended December 31,
	2011	2012
	(Yen in millions)
Cash flows from operating activities	¥62,214	¥89,095
Cash flows from investing activities	(39,179)	(42,346)
Cash flows from financing activities	(33,435)	(28,156)
Effect of exchange rate changes on cash and cash equivalents	(9,241)	9,512
Net increase (decrease) in cash and cash equivalents	(19,641)	28,105
Cash and cash equivalents at beginning of period	273,471	273,288
Cash and cash equivalents at end of period	¥253,830	¥301,393

(3) AVX Corporation Reached Settlement with the Environmental Protection Agency and Commonwealth of Massachusetts regarding the New Bedford Harbor Superfund Site

On October 10, 2012, AVX Corporation (AVX), a consolidated subsidiary of Kyocera Corporation in the United States, and the Environmental Protection Agency (EPA) announced that they had reached a financial settlement with respect to the EPA’s ongoing clean up of the New Bedford Harbor Superfund site in New Bedford, Massachusetts.

AVX’s involvement in this site arose from the operations of an alleged legal predecessor, Aerovox Corporation, which produced liquid filled capacitors adjacent to the harbor from the late 1930s through the early 1970s. Subsequent owners of the facility are dissolved or in bankruptcy. AVX itself never produced this type of capacitor, nor does it do so today.

Following legal action brought in 1983, AVX reached a settlement agreement with the United States and the Commonwealth of Massachusetts with respect to their claims relating to harbor clean up and alleged natural resource damages in 1992. That agreement was contained in a Consent Decree whereby AVX paid $72 million, including interest, toward the harbor clean up and natural resource damages. That agreement included reopener provisions allowing the EPA to institute new proceedings against AVX, including the right to seek to have AVX perform or pay for additional clean up under certain circumstances.

On April 18, 2012, the EPA issued to AVX a Unilateral Administrative Order directing AVX to perform the remainder of the harbor clean up, invoking the clean up reopeners described above.

After settlement negotiations, including mediation, between the parties, the current proposed agreement with the EPA and the Commonwealth of Massachusetts was reached whereby AVX will pay $366 million, plus interest computed from August 1, 2012, in three installments over a two-year period for use by the EPA and the Commonwealth to complete the clean up of the harbor, and the EPA will withdraw the Unilateral Administrative Order.

The recent proposed agreement is contained in a Supplemental Consent Decree that modifies certain provisions of the 1992 Consent Decree, including elimination of the governments’ right to invoke the clean up reopener provisions in the future. The EPA filed the Supplemental Consent Decree in the United States District Court for the District of Massachusetts on October 10, 2012. A public comment period ended on December 17, 2012 and currently the EPA and the Commonwealth are reviewing the public comments and formulating responses. The settlement requires approval by the United States District Court before becoming final.

AVX recorded a charge of ¥21,300 million ($266 million) with respect to this matter for the nine months ended December 31, 2012 in addition to a charge of ¥7,900 million ($100 million) recorded in the year ended March 31, 2012. Kyocera included this charge in selling, general and administrative expenses in the consolidated statement of income for the nine months ended December 31, 2012.

(4) Consolidated Financial Forecasts for the Year Ending March 31, 2013

During the three months ended December 31, 2012, component demand was sluggish and fell short of projections in the digital consumer equipment market, as well as in the general industrial machinery market.

In the three months ending March 31, 2013, it is expected that overall demand in the digital consumer equipment market will be lower than the expectation in October 2012, although sales in the solar energy business in Japan will grow significantly.

Based on this expectation, Kyocera has revised its financial forecasts for the year ending March 31, 2013 announced on October 31, 2012, as set forth below and has also revised its segment forecasts, as set forth on the following page.

Kyocera has also revised its forecast of average exchange rates in the three months ending March 31, 2013 from the projections announced on October 31, 2012, from ¥79 to ¥88 against the U.S. dollar and from ¥101 to ¥118 against the Euro. As a result, the full-year forecast of average exchange rates for the year ending March 31, 2013 has been revised to ¥82 to the U.S. dollar and ¥106 to the Euro.

	Results for the year ended March 31, 2012		Forecasts for the year ending March 31, 2013 announced on				Increase (Decrease) to Results
			October 31, 2012 (Previous)		January 31, 2013 (Revised)
	Amount	%	Amount	%	Amount	%	%
	(Yen in millions, except exchange rates)
Net sales	¥1,190,870	100.0	¥1,320,000	100.0	¥1,280,000	100.0	7.5
Profit from operations	97,675	8.2	100,000	7.6	73,000	5.7	(25.3)
Income before income taxes	114,893	9.6	115,000	8.7	91,500	7.1	(20.4)
Net income attributable to shareholders of Kyocera Corporation	79,357	6.7	75,000	5.7	57,000	4.5	(28.2)
Average US$ exchange rate	79	—	79	—	82	—	—
Average Euro exchange rate	109	—	101	—	106	—	—

Net Sales by Reporting Segment

	Results for the year ended March 31, 2012		Forecasts for the year ending March 31, 2013 announced on				Increase (Decrease) to Results
			October 31, 2012 (Previous)		January 31, 2013 (Revised)
	Amount	%	Amount	%	Amount	%	%
	(Yen in millions)
Fine Ceramic Parts Group	¥80,372	6.7	¥77,000	5.8	¥74,800	5.8	(6.9)
Semiconductor Parts Group	153,420	12.9	170,000	12.9	164,800	12.9	7.4
Applied Ceramic Products Group	179,784	15.1	210,000	15.9	210,000	16.4	16.8
Electronic Device Group	228,721	19.2	284,000	21.5	272,400	21.3	19.1

Total Components Business	642,297	53.9	741,000	56.1	722,000	56.4	12.4
Telecommunications Equipment Group	178,669	15.0	201,000	15.2	178,700	14.0	0.0
Information Equipment Group	243,457	20.4	241,000	18.3	249,100	19.4	2.3

Total Equipment Business	422,126	35.4	442,000	33.5	427,800	33.4	1.3
Others	151,987	12.8	164,000	12.4	160,600	12.6	5.7
Adjustments and eliminations	(25,540)	(2.1)	(27,000)	(2.0)	(30,400)	(2.4)	—

Net sales	¥1,190,870	100.0	¥1,320,000	100.0	¥1,280,000	100.0	7.5

Operating Profit by Reporting Segment
	Results for the year ended March 31, 2012		Forecasts for the year ending March 31, 2013 announced on				Increase (Decrease) to Results
			October 31, 2012 (Previous)		January 31, 2013 (Revised)
	Amount	%*	Amount	%*	Amount	%*	%
	(Yen in millions)
Fine Ceramic Parts Group	¥12,622	15.7	¥10,300	13.4	¥7,100	9.5	(43.7)
Semiconductor Parts Group	27,754	18.1	30,000	17.6	26,300	16.0	(5.2)
Applied Ceramic Products Group	6,459	3.6	17,600	8.4	16,100	7.7	149.3
Electronic Device Group	16,036	7.0	2,500	0.9	(5,500)	—	—

Total Components Business	62,871	9.8	60,400	8.2	44,000	6.1	(30.0)
Telecommunications Equipment Group	1,469	0.8	6,200	3.1	2,900	1.6	97.4
Information Equipment Group	29,451	12.1	21,000	8.7	21,200	8.5	(28.0)

Total Equipment Business	30,920	7.3	27,200	6.2	24,100	5.6	(22.1)
Others	8,054	5.3	11,500	7.0	10,300	6.4	27.9

Operating profit	101,845	8.6	99,100	7.5	78,400	6.1	(23.0)
Corporate and others	13,048	—	15,900	—	13,100	—	0.4

Income before income taxes	¥114,893	9.6	¥115,000	8.7	¥91,500	7.1	(20.4)

* % to net sales of each corresponding segment

Note: Forward-Looking Statements

Certain of the statements made in this document are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to the following:

(1)	General economic conditions in our markets, which are primarily Japan, North America, Europe and Asia;

(2)	Economic, political and legal conditions and unexpected changes therein in countries or areas where we operate;

(3)	Factors that may affect our exports, including the yen’s appreciation, political and economic instability, customs, and inadequate protection of our intellectual property;

(4)	Fluctuation in exchange rates that may affect the value of our foreign assets or the prices of our products;

(5)	Intensified competition in product pricing, technological innovation, R&D activities, product quality and speed of delivery;

(6)	Manufacturing delays or defects resulting from outsourcing or internal manufacturing processes;

(7)	Shortages and rising costs of electricity affecting our production and sales activities;

(8)	The possibility that expansion of production capacity and in-process R&D activities may not produce the desired results;

(9)	The possibility that companies or assets acquired by us may not produce the returns or benefits, or bring in business opportunities, which we expect;

(10)	Inability to secure skilled employees, particularly engineering and technical personnel;

(11)	The possibility of divulgence of our trade secrets and infringement of our intellectual property rights;

(12)	The possibility that we may receive notice of claims of infringement of other parties’ intellectual property rights and claims for royalty payments;

(13)	Increases in our environmental liability and in costs and expenses required to observe obligations imposed by environmental laws and regulations in Japan and other countries;

(14)	Unintentional conflict with laws and regulations, or the possibility that newly enacted laws and regulations may limit our business operations;

(15)	Events that may negatively impact our markets or supply chain, including terrorist acts, plague, war and similar events;

(16)	Earthquakes and other related natural disasters affecting our operational facilities and our markets or supply chain, as well as social and economic infrastructure;

(17)	Exposure to difficulties in collection of trade receivables due to customers’ worsening financial condition;

(18)	The possibility of recognition of impairment losses on investment securities held by us due to declines in their value;

(19)	The possibility that we may record impairment losses on long-lived assets, goodwill and intangible assets;

(20)	The possibility that deferred tax assets may not be realized or additional liabilities for unrecognized tax benefits may be incurred; and

(21)	Changes in accounting principles.

Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial condition to be materially different from any future results, performance, achievements or financial condition expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this document.

2. OTHER INFORMATION

Changes in accounting policies

Recently Adopted Accounting Standards

On April 1, 2012, Kyocera adopted the Financial Accounting Standards Board (FASB)’s Accounting Standards Update (ASU) No. 2011-05, “Presentation of Comprehensive Income” and ASU No. 2011-12, “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05.” ASU No. 2011-05 requires entities to present net income and other comprehensive income in either a single continuous statement or in two separate, but consecutive, statements of net income and other comprehensive income. It eliminates the current option to present the components of other comprehensive income as part of the statement of equity. ASU No. 2011-05 also requires reclassification adjustments and the effect of those adjustments on net income and other comprehensive income to be disclosed on the face of financial statements, however, the effective date of this requirement is deferred indefinitely by ASU No. 2011-12. As these accounting standards are a provision for presentation, the adoption of these accounting standards did not have an impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

On April 1, 2012, Kyocera adopted the FASB’s ASU No. 2011-08, “Testing Goodwill for Impairment.” This accounting standard permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. An entity is not required to calculate the fair value of a reporting unit unless the entity determines that it is more likely than not that its fair value is less than its carrying amount. As this accounting standard does not actually change how the impairment would be calculated, the adoption of this accounting standard did not have an impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

3. CONSOLIDATED FINANCIAL STATEMENTS

(1) Consolidated Balance Sheets (Unaudited)

	March 31, 2012		December 31, 2012		Increase (Decrease)
	Amount	%	Amount	%
	(Yen in millions)
Current assets:
Cash and cash equivalents	¥273,288		¥301,393		¥28,105
Short-term investments in debt and equity securities	47,175		49,927		2,752
Other short-term investments	158,765		149,401		(9,364)
Trade notes receivables	19,349		22,678		3,329
Trade accounts receivables	225,578		229,140		3,562
Less allowances for doubtful accounts and sales returns	(4,583)		(4,813)		(230)
Inventories	270,336		302,138		31,802
Advance payments	68,685		66,713		(1,972)
Deferred income taxes	45,049		42,990		(2,059)
Other current assets	40,961		39,697		(1,264)

Total current assets	1,144,603	57.4	1,199,264	56.7	54,661

Non-current assets:
Investments and advances:
Long-term investments in debt and equity securities	372,779		420,469		47,690
Other long-term investments	19,098		13,725		(5,373)

Total investments and advances	391,877	19.6	434,194	20.6	42,317

Property, plant and equipment:
Land	60,600		60,872		272
Buildings	301,911		312,880		10,969
Machinery and equipment	719,146		750,257		31,111
Construction in progress	17,035		10,698		(6,337)
Less accumulated depreciation	(838,155)		(872,577)		(34,422)

Total property, plant and equipment	260,537	13.1	262,130	12.4	1,593

Goodwill	89,039	4.5	97,809	4.6	8,770
Intangible assets	49,653	2.5	53,282	2.5	3,629
Other assets	58,394	2.9	67,641	3.2	9,247

Total non-current assets	849,500	42.6	915,056	43.3	65,556

Total assets	¥1,994,103	100.0	¥2,114,320	100.0	¥120,217

	March 31, 2012		December 31, 2012		Increase (Decrease)
	Amount	%	Amount	%
	(Yen in millions)
Current liabilities:
Short-term borrowings	¥4,062		¥4,002		¥(60)
Current portion of long-term debt	10,610		9,557		(1,053)
Trade notes and accounts payable	102,699		106,365		3,666
Other notes and accounts payable	60,993		51,907		(9,086)
Accrued payroll and bonus	49,880		42,695		(7,185)
Accrued income taxes	13,496		18,209		4,713
Other accrued liabilities	29,940		36,010		6,070
Other current liabilities	29,368		41,562		12,194

Total current liabilities	301,048	15.1	310,307	14.7	9,259

Non-current liabilities:
Long-term debt	21,197		20,709		(488)
Accrued pension and severance liabilities	32,441		32,311		(130)
Deferred income taxes	90,179		107,543		17,364
Other non-current liabilities	14,997		37,846		22,849

Total non-current liabilities	158,814	8.0	198,409	9.4	39,595

Total liabilities	459,862	23.1	508,716	24.1	48,854

Kyocera Corporation shareholders’ equity:
Common stock	115,703		115,703		—
Additional paid-in capital	162,617		162,970		353
Retained earnings	1,324,052		1,347,009		22,957
Accumulated other comprehensive income	(81,639)		(33,623)		48,016
Treasury stock, at cost	(51,228)		(51,248)		(20)

Total Kyocera Corporation shareholders’ equity	1,469,505	73.7	1,540,811	72.9	71,306

Noncontrolling interests	64,736	3.2	64,793	3.0	57

Total equity	1,534,241	76.9	1,605,604	75.9	71,363

Total liabilities and equity	¥1,994,103	100.0	¥2,114,320	100.0	¥120,217

Note: Accumulated other comprehensive income is as follows:

	March 31, 2012		December 31, 2012		Increase (Decrease)
		(Yen in millions)
Net unrealized gains on securities		¥40,735		¥70,846	¥30,111
Net unrealized losses on derivative financial instruments		(70)		(99)	(29)
Pension adjustments		(12,290)		(13,824)	(1,534)
Foreign currency translation adjustments		(110,014)		(90,546)	19,468

Total		¥(81,639)		¥(33,623)	¥48,016

(2) Consolidated Statements of Income and Comprehensive Income (Unaudited)

Consolidated Statements of Income

	Nine months ended December 31,				Increase (Decrease)
	2011		2012
	Amount	%	Amount	%	Amount	%
	(Yen in millions and shares in thousands, except per share amounts)
Net sales	¥885,389	100.0	¥926,524	100.0	¥41,135	4.6
Cost of sales	635,035	71.7	686,879	74.1	51,844	8.2

Gross profit	250,354	28.3	239,645	25.9	(10,709)	(4.3)
Selling, general and administrative expenses	161,981	18.3	188,411	20.4	26,430	16.3

Profit from operations	88,373	10.0	51,234	5.5	(37,139)	(42.0)
Other income (expenses):
Interest and dividend income	12,690	1.4	13,521	1.4	831	6.5
Interest expense	(1,516)	(0.2)	(1,310)	(0.1)	206	—
Foreign currency transaction gains, net	2,982	0.4	4,304	0.5	1,322	44.3
Other, net	75	0.0	1,133	0.1	1,058	—

Total other income (expenses)	14,231	1.6	17,648	1.9	3,417	24.0

Income before income taxes	102,604	11.6	68,882	7.4	(33,722)	(32.9)
Income taxes	25,328	2.9	24,457	2.6	(871)	(3.4)

Net income	77,276	8.7	44,425	4.8	(32,851)	(42.5)
Net income attributable to noncontrolling interests	(5,166)	(0.6)	545	0.1	5,711	—

Net income attributable to shareholders of Kyocera Corporation	¥72,110	8.1	¥44,970	4.9	¥(27,140)	(37.6)

Earnings per share:
Net income attributable to shareholders of Kyocera Corporation:
Basic	¥393.07		¥245.15
Diluted	393.07		245.15
Average number of shares of common stock outstanding:
Basic	183,453		183,442
Diluted	183,453		183,442

Note:

Basic earnings per share attributable to shareholders of Kyocera Corporation was computed based on the average number of shares of common stock outstanding during each period, and diluted earnings per share attributable to shareholders of Kyocera Corporation was computed based on the diluted average number of shares of stock outstanding during each period.

Consolidated Statements of Comprehensive Income

	Nine months ended December 31,		Increase (Decrease)
	2011	2012
	Amount	Amount	Amount
	(Yen in millions)
Net income	¥77,276	¥44,425	¥(32,851)

Other comprehensive income (loss)—net of taxes
Net unrealized gains (losses) on securities	(10,057)	30,123	40,180
Net unrealized losses on derivative financial instruments	(32)	(34)	(2)
Pension adjustments	(944)	(1,583)	(639)
Foreign currency translation adjustments	(29,018)	22,615	51,633

Total other comprehensive income (loss)	(40,051)	51,121	91,172

Comprehensive income	37,225	95,546	58,321
Comprehensive loss attributable to noncontrolling interests	(1,455)	(2,345)	(890)

Comprehensive income attributable to shareholders of Kyocera Corporation	¥35,770	¥93,201	¥57,431

(3) Cautionary Statement for Premise of a Going Concern

None.

(4) Cautionary Statement for Significant Changes in Equity

None.